UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under The Securities Exchange Act of 1934

DONGXING INTERNATIONAL INC.

F/K/A APEX 1 Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

Applied For

(CUSIP Number)

Richard Chiang

460 Brannan Street
Suite 78064
San Francisco, CA 94107

Telephone: (415) 713 6957

Email: rchiang8@gmail.com

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 6, 2011

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Richard Chiang

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(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

(14)	TYPE OF REPORTING PERSON

IN

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ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001 per share, of DONGXING INTERNATIONAL INC. F/K/A APEX 1 Inc., a Delaware corporation, with its principal place of business located at 3F, No. 26, Hengshan Road, Nangang District, Harbin, Heilongjiang Province, P.R. China 150001.

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name: Richard Chiang

(b) Address: 460 Brannan Street, Suite 78064, San Francisco, CA 94107

(c) Business consultant and private investor

(d) None.

(e) None.

(f) Citizenship: USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Richard Chiang, sold 10,000,000 shares of the Issuer in a private transaction to OZ Saferooms Technologies, Inc. of Newcastle, OK and received the sum of $70,000 in cash. After the sale, Mr. Chiang owns no shares of the common stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for a change in control of the Issuer, based on a private sale of 10,000,000 shares of common stock of the Issuer by Reporting Person Richard Chiang to OZ Saferooms Technologies, Inc. The transaction closed on May 6, 2011.

As part of the acquisition and pursuant to the Share Purchase Agreement, the following changes to the Issuer's directors and officers has occurred on May 6, 2011: 1) Richard Chiang resigned as the Issuer's President, Secretary and Treasurer, effective May 6, 2011, 2) Andew J. Zagorski was appointed as the Company's new President, Chief Executive Officer, and Chairman of the Board of Directors, effective as of May 6, 2011 and Darian B. Andersen as Chief Financial Officer, Director, Treasurer and Secretary 3) Richard Chiang then resigned as a member of the Board of Directors of the Issuer, effective May 6, 2011.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Richard Chiang beneficially owns no shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D/A, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1. Share Purchase Agreement, between Richard Chiang and OZ Saferooms Technologies, Inc.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2016

Signature:

/s/ Richard Chiang

Richard Chiang

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